SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2 )*

Q32 Bio Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

746964105

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746964105	Page 2 of 9

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 313,943
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 313,943
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,943
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)

Based on 12,059,786 shares of the Issuer’s common stock outstanding as of August 1, 2024, as set forth in the Issuer’s (as defined herein) quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on August 8, 2024.

CUSIP No. 746964105	Page 3 of 9

1	NAMES OF REPORTING PERSONS Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 313,943
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 313,943
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,943
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	Based on 12,059,786 shares of the Issuer’s common stock outstanding as of August 1, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2024.

CUSIP No. 746964105	Page 4 of 9

1	NAMES OF REPORTING PERSONS Temasek Life Sciences Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 313,943
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 313,943
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,943
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	Based on 12,059,786 shares of the Issuer’s common stock outstanding as of August 1, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2024.

CUSIP No. 746964105	Page 5 of 9

1	NAMES OF REPORTING PERSONS V-Sciences Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 169,761
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 169,761
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,761
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 12,059,786 shares of the Issuer’s common stock outstanding as of August 1, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2024.

CUSIP No. 746964105	Page 6 of 9

Item 1(a).	Name of Issuer:

Q32 Bio Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

830 Winter Street, Waltham, MA 02451

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Temasek Holdings (Private) Limited (“Temasek”);
(ii)	Fullerton Management Pte Ltd (“FMPL”);
(iii)	Temasek Life Sciences Private Limited (“TLS”); and
(iv)	V-Sciences Investments Pte Ltd; (“V-Sciences”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each Reporting Person is 60B Orchard Road, #06-18, The Atrium@Orchard, Singapore 238891.

Item 2(c).	Citizenship:

Each	of the Reporting Persons: Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common	stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

746964105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of September 30, 2024, V-Sciences directly owned 169,761 shares of the Issuer’s Common Stock. V-Sciences is a wholly-owned subsidiary of TLS, which in turn is a wholly-owned subsidiary of FMPL, which in turn is a wholly-owned subsidiary of Temasek. Each of TLS, FMPL and Temasek, through the ownership described herein, may be deemed to beneficially own the shares directly owned by V-Sciences.

As of September 30, 2024, another wholly-owned subsidiary of TLS directly owned 144,182 shares of the Issuer’s Common Stock. TLS in turn is a wholly-owned subsidiary of FMPL, which in turn is a wholly-owned subsidiary of Temasek. Each of TLS, FMPL and Temasek, through the ownership described herein, may be deemed to beneficially own the shares directly owned by such wholly-owned subsidiary of TLS.

(b)	Percent of class:

As of September 30, 2024:

Temasek, FMPL, TLS: 2.6%

V-Sciences: 1.4%

The percentages above are based on 12,059,786 shares of the Issuer’s common stock outstanding as of August 1, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2024.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the shares of the Issuer’s common stock, please see Item 4(a) above regarding qualifications as to beneficial ownership.

CUSIP No. 746964105	Page 7 of 9

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

Temasek, FMPL and TLS: 313,943

V-Sciences: 169,761

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

Temasek, FMPL and TLS: 313,943

V-Sciences: 169,761

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 746964105	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2024	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Jason Norman Lee
		Name	:	Jason Norman Lee
		Title	:	Authorized Signatory

Dated: October 25, 2024	FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Gregory Tan
		Name	:	Gregory Tan
		Title	:	Director

Dated: October 25, 2024	TEMASEK LIFE SCIENCES PRIVATE LIMITED

	By:	/s/ Lim Siew Lee Sherlyn
		Name	:	Lim Siew Lee Sherlyn
		Title	:	Director

Dated: October 25, 2024	V-SCIENCES INVESTMENTS PTE LTD

	By:	/s/ Khoo Ken Hui
		Name	:	Khoo Ken Hui
		Title	:	Director

CUSIP No. 746964105	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of April 11, 2018, by and among, Temasek, FMPL, TLS and V-Sciences and the other party named therein (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on April 11, 2018).